Exhibit 17.1

I, Bami Bastani, hereby submit my resignation from the Board of Directors of Glowpoint, Inc. and any committees thereof effective upon passage of Proposal 1 in the Company's 2009 proxy to declassify the Board of Directors. My resignation is not attributable to any disagreement I may have.

/s/ Bami Bastani
Bami Bastani